July 7, 2025

Scott Oaksmith
Chief Financial Officer
Choice Hotels International Inc.
915 Meeting Street
Suite 600
North Bethesda, MD 20852

        Re: Choice Hotels International Inc.
            File No. 001-13393
Dear Scott Oaksmith:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction